POST OFFICE BOX 90808 LAFAYETTE, LOUISIANA 70509 USA TELEPHONE: 337 235 2452
Via Federal Express
June 16, 2009
US Securities and Exchange Commission
CF/AD5
100 F Street, NE
Washington, D.C. 20549-3561
Attn:	Ms. Lauren Nguyen, Attorney-Advisor, Division of Corporation Finance

Re:	PHI, Inc. Form 10-K for the Year Ended December 31, 2008 Schedule 14C filed April 15, 2009
Dear Ms. Nguyen:
This letter is in response to your comment letter dated June 1, 2009 in reference to the above filings. We have included your comments in italics print in the order presented in your comment letter.
Form 10-K
Item 1A. Risk Factors, page 4
1.	In future filings, please remove the reference in your first paragraph that you discuss some, but not all of the significant risk factors or revise to clarify that you have discussed all known material risks.
Response: In future filings of our Form 10-K, we will clarify that we have discussed all known material risks.
Definitive Information Statement on Schedule 14C
Executive Compensation, Page 7
Process, page 7
2.	We note your disclosure in the fourth paragraph under this heading that you compare the compensation of your executive officers with a peer group made up of four companies in related industries, and a larger number of service companies with similar revenues, number of employees and/or geographical location. In future filings, please disclose the degree to which the compensation committee considers the four peer companies, as well as the service companies in the larger survey, comparable to you. Please tell us whether you also benchmark against the companies found in the larger compensation surveys of companies with similar industry and revenue size in your executive compensation process. If so, please revise your executive compensation disclosure in future filings to

Securities and Exchange Commission
June 16, 2009

identify the companies in the additional separate surveys used if they were a material component of your executive compensation consideration. Refer to Item 402(b)(2)(xiv) of Regulation S-K.
Response: In future filings of our Form 14C, we will disclose the degree to which the compensation committee considers any peer group or larger compensation survey.
We do benchmark our executive officer salary levels against a compensation survey conducted by Watson Wyatt, a compensation consultant. As disclosed on pages 8 and 9 of the executive compensation section of our 2009 information statement under the headings “Process” and “Salary,” the compensation committee targets the 60th percentile of companies included in the survey that have revenues, numbers of employees and a location similar to ours. We also disclosed that our compensation committee considers the salary levels of four particular peer group companies as support for its salary decisions.
We disclosed the names of these four peer companies in our proxy statement and we will continue to identify particular peer companies that we look to for comparison purposes in future filings. The broad Watson Wyatt survey contains responses from over 1300 companies. However, our compensation committee does not know or consider the identities of the individual companies included in the broad Watson Wyatt survey or in the sub-groups of companies with similar numbers of employees, similar revenues and in a similar region against which we benchmark. The compensation committee seeks data on the pay practices of companies that are similar to us, but the names of the companies in the survey are not relevant to the committee’s determination. If the names of the component companies are not material to the compensation committee, we do not believe that they are material to shareholders or helpful to an understanding of our compensation setting process and analysis. The identity of the companies in the survey is not a material component of our executive compensation consideration.
The Watson Wyatt survey included data on each executive officer position. A review of the data reflects that many participants provide responses as to only certain executive officer positions because management structures at different companies differ or a position may be open at the time a survey is completed. Disclosing the names of all of the companies in the Watson Wyatt survey or in all of the sub-groups would seem to indicate that compensation practices of all of those companies was considered for all positions and this would not be the case.
For example, 276 companies with a similar number of employees responded to the survey as to chief financial officer compensation and only 49 responded to the survey as to the chief administrative officer. For the sub-group of companies with similar revenues, a high of 121 companies responded as to chief financial officer compensation and a low of 16 companies provided data on the chief administrative officer position.
We believe that including a listing of the companies included in the various sub-groups that we considered could mislead investors into believing that each company’s compensation practices are fully reflected in the survey results that we considered, but they were not. Moreover, Watson Wyatt will not release the names of survey participants by geographic region for confidentiality reasons.
We respectfully advise that we will state in future filings that the identities of the companies included in the Watson Wyatt survey are not known or considered by the compensation committee. We will also provide more detailed information as to the Watson Wyatt survey sub-groups that we use for comparison, including the numbers of employees, revenue levels and the make up of the geographic region. If in the future, the compensation committee reviews and considers the identity of the specific companies in the survey in making compensation decisions, we will disclose those companies by name in an appendix to our information statement.

Securities and Exchange Commission
June 16, 2009

Annual Incentive Compensation. page 8
3.	In future filings, please disclose all financial targets and departmental goals that must be achieved in order for your executive officers to earn their annual incentive compensation, including pre-tax income threshold, business plan and stretch level amounts. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation for such conclusion.

Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient.
Response: In future filings of our Form 14C, we will disclose all financial targets and departmental goals that must be achieved in order for the executive officers to earn their annual incentive compensation for the most recently completed fiscal year, including pre-tax income threshold, business plan and stretch level targets.
4.	We note that your chief executive officer may modify the award for senior management based upon accomplishment of certain goals and a subjective evaluation of the individual’s performance. In future filings, please provide insight into the factors considered by the chief executive officer and the compensation committee prior to the awarding of performance-based compensation such as historical analyses prior to the granting of these awards or correlations between historical bonus practice and the incentive parameters set for the relevant fiscal period.
Response: In future filings of our Form 14C, we will provide insight into any material factors considered by the chief executive officers and the compensation committee prior to awarding performance-based compensation.
Certain Transactions page 13
5.	In future filings, please provide additional description of your policies and procedures for the review, approval and ratification of any transaction required to be reported pursuant to Item 404(a) of Regulation S-K.
Response: In future filings of our Form 14C and Form 10-K, we will provide additional description of our policies and procedures for the review, approval and ratification required to be reported pursuant to Item 404(a) of Regulation S-K.
The Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
June 16, 2009

If you have additional questions or comments to our response to your review, please feel free to contact me at telephone 337-272-4427, fax 337-235-1357 or e-mail at mmccann@phihelico.com.
Sincerely,

/s/ Michael J. McCann
Michael J. McCann
Chief Financial Officer

MJM/mj
c:	Al A. Gonsoulin — PHI, Inc. (Chairman/CEO) Dionne Rousseau — Legal Counsel Ed Tauriac — Deloitte & Touche, LLP Richard A. Rovinelli — PHI, Inc.